Exhibit 99.(a)(1)(E)

Eligible Option Grant Detail Statement

Employee Name:

Employee Number:

Original Grant Date:	12/20/2000

Original Number of Shares:	XX

Original Grant Price:	$24.63

Expiration Date:	12/20/2010

Eligible Portion of your Eligible Option Grant – Potentially Subject to Section 409A and Eligible for Amendment in Tender Offer **	XX

Please Note: This information can only be considered accurate as of DATE, the date this information was reported. All capitalized terms not otherwise defined herein shall be as defined in that certain Offer To Amend Eligible Option Grants filed with the Securities and Exchange Commission on July 24, 2007 and separately provided to you via email (the “Offer”).

**	The portion of your Eligible Option Grant that may have vested after December 31, 2004, and that was unexercised as of July 20, 2007, is eligible for amendment pursuant to the terms and conditions of the Offer. The portion of your Eligible Option Grant that was vested as of December 31, 2004 is exempt from taxation or penalty under Section 409A (the “Grandfathered Portion”) and is not eligible for amendment pursuant to the Offer. The Grandfathered Portion of your Eligible Option Grant will continue to be exercisable, provided that such exercise complies with Altera’s Insider Trading Policy and any interim blackout periods during which cashless exercises and sales to cover are not permitted.

CIRCULAR 230 DISCLAIMER

The following disclaimer is provided in accordance with the Internal Revenue Service’s Circular 230 (21 CFR Part 10). Any tax advice contained in this statement is intended to be preliminary, for discussion purposes only, and not final. Any such advice is not intended to be used for marketing, promoting or recommending any transaction or for the use of any person in connection with the preparation of any tax return. Accordingly, this advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.